SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 23, 2010

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG
Novartis Global Communications
CH-4002 Basel
Switzerland
http://www.novartis.com

- Investor Relations Release -

Novartis sells US rights to the overactive bladder treatment Enablex®

•                  Novartis to receive USD 400 million cash payment from Irish based specialty pharmaceutical company Warner Chilcott

•                  Warner Chilcott to assume Enablex marketing, sales and manufacturing for the US

Basel, September 24, 2010 — Novartis announced today that it has signed an agreement to sell to Warner Chilcott plc the US rights to market Enablex®(1) (darifenacin) extended release tablets, a medicine to treat adults with symptoms of overactive bladder. The agreement will be filed with the US Federal Trade Commission under the Hart-Scott-Rodino Act and, subject to certain closing conditions set forth in the agreement, the transaction is expected to close by the end of October 2010.

Novartis will receive an upfront payment of USD 400 million from Warner Chilcott, with the potential for additional milestone payments up to USD 20 million. Novartis retains the rights to darifenacin worldwide except in the US. Warner Chilcott expects to assume manufacturing of Enablex for the US once it is transferred to Warner Chilcott’s manufacturing facility.

In 2005, Novartis signed an agreement with Procter & Gamble Pharmaceuticals (PGP) to co-promote and co-develop Enablex in the US. In October 2009, Warner Chilcott acquired PGP from Procter & Gamble Company and became Novartis collaborator in the agreement. Under the terms of the deal announced today, Warner Chilcott assumes rights to solely promote and develop Enablex for the US.

Enablex was approved in the US by the US Food and Drug Administration in 2004 for the treatment of overactive bladder and launched in early 2005.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by terminology such as “to receive,” “to sell,” “is expected,” “will,” “potential,” “expects,” or similar expressions, or by express or implied discussions regarding potential regulatory approvals for the sale of the US rights to market Enablex, or regarding potential future payments from Warner Chilcott with respect to Enablex. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of management regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results with Enablex to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that regulatory approval will be obtained to close the sale to Warner Chilcott of the rights to market Enablex in the US. Nor can there be any

(1)  The tradename is Enablex® in the US, Canada and certain countries in Latin America and Emselex® in the rest of the world.

guarantee that Warner Chilcott will make any particular payments to Novartis in the future with respect to Enablex. In particular, management’s expectations regarding Enablex could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally; competition in general; government, industry and general public pricing pressures; unexpected clinical trial results, including unexpected new clinical data and unexpected additional analysis of existing clinical data; the company’s ability to obtain or maintain patent or other proprietary intellectual property protection; the impact that the foregoing factors could have on the values attributed to the Novartis Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools and consumer health products. Novartis is the only company with leading positions in these areas. In 2009, the Group’s continuing operations achieved net sales of USD 44.3 billion, while approximately USD 7.5 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 100,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

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Novartis Media Relations

Central media line: +41 61 324 2200
Eric Althoff Novartis Global Media Relations +41 61 324 7999 (direct) +41 79 593 4202 (mobile) eric.althoff@novartis.com	Irina Ferluga Novartis Pharma Communications +41 61 324 2422 (direct) +41 79 824 1121 (mobile) irina.ferluga@novartis.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

Central phone:	+41 61 324 7944
Susanne Schaffert	+41 61 324 3769	North America:
Pierre-Michel Bringer	+41 61 324 1065	Richard Jarvis	+1 212 830 2433
Thomas Hungerbuehler	+41 61 324 8425	Edwin Valeriano	+1 212 830 2456
Isabella Zinck	+41 61 324 7188

Email: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: September 23, 2010	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial Reporting and Accounting